UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Temple-Inland Inc.

-------------------------------------

(Name of Issuer)

Common Stock, $1.00 par value

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(Title of Class of Securities)

879868107

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(CUSIP Number)

December 31, 2007

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13G

CUSIP No. 879868107

1.

NAME OF REPORTING PERSON.

Institutional Capital LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

03-0598064

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

(a)

[  ]

(b)

[  ]

3.

SEC USE ONLY.

4.

CITIZENSHIP OR PLACE OF ORGANIZATION.

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.

SOLE VOTING POWER.

0

6.

SHARED VOTING POWER.

0

7.

SOLE DISPOSITIVE POWER.

0

8.

SHARED DISPOSITIVE POWER.

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

0

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.

N/A

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

 0%

12.

TYPE OF REPORTING PERSON.

IA

CUSIP No. 879868107

ITEM 1(a).  NAME OF ISSUER

Temple-Inland Inc.

ITEM 1(b).  ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1300 MoPac Expressway South

Austin, Texas  78746

ITEM 2(a).  NAME OF PERSON FILING

1)

Institutional Capital LLC

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

225 West Wacker Drive, Suite 2400

Chicago, Illinois  60606

ITEM 2(c).  CITIZENSHIP

Delaware

ITEM 2(d).  TITLE OF CLASS OF SECURITIES

Common Stock, $1.00 par value

ITEM 2(e).  CUSIP NUMBER

879868107

ITEM 3.  If this statement is filed pursuant to Sections 13d-1(b) or 13d-2(b) or (c),

check whether the person filing is a:

(a)

[  ]  Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)

[  ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)

[  ]  Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)

[  ]  Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)

[X]*  An investment adviser in accordance with Section 13d-1(b)(1)(ii)(E);

(f)

[  ] An employee benefit plan or endowment fund in accordance with Section 13d-1(b)(1)(ii)(F);

(g)

[  ]  A parent holding company or control person in accordance with Section 13d-1(b)(1)(ii)(G);

(h)

[  ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

[  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

[  ]  Group, in accordance with Section 13d-1(b)(1)(ii)(J).

*  Institutional Capital LLC is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 4.  OWNERSHIP

(a)

 Amount Beneficially Owned

(b)

Percent of Class

(c)

Number of Shares as to which person has:

(i)   Sole power to vote or direct the vote

(ii)  Shared power to vote or to direct the vote

(iii)  Sole power to dispose or to direct the disposition of

(iv)  Shared power to dispose or to direct the disposition of

Reference is made to Items 5-11 on the cover sheet of this Schedule 13G.

Institutional Capital LLC has been granted discretionary dispositive power over its clients’ securities and in some instances has voting power over such securities.  Any and all discretionary authority which has been delegated to Institutional Capital LLC may be revoked in whole or in part at any time.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  [ X ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

1)

Institutional Capital LLC does not serve as custodian of the assets of any of Institutional Capital LLC’s clients; accordingly, in each instance only the client or client’s custodian or trustee bank has the right to receive dividends paid with respect to and proceeds from the sale of, such securities.

The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities is vested in the individual and institutional clients for which Institutional Capital LLC serves as investment advisor.  Any and all discretionary authority which has been delegated to Institutional Capital LLC may be revoked in whole or in part at any time.

Not more than 5% of the class of such securities is owned by any one of such clients subject to the investment advice of Institutional Capital LLC or its affiliates.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Institutional Capital LLC, a Delaware corporation, is an investment  advisor registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2008

/s/ Pamela H. Conroy

Pamela H. Conroy

Executive Vice President and COO

Institutional Capital LLC